Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com
                                                                    July 1, 2005
VIA FACSIMILE AND EDGAR

Mr. Russell Mancuso
Branch Chief
     -and-
Ms. Mary Beth Breslin
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Advanced BioPhotonics Inc. (formerly OmniCorder
                  Technologies, Inc.)
                  Registration Statement on Form SB-2 filed
                  January 27, 2005 (No. 333-122328)


Dear Mr. Mancuso and Ms. Breslin:

         On behalf of Advanced BioPhotonics Inc. (formerly OmniCorder Technologies, Inc.), a Delaware corporation (the "Company"), we hereby submit by facsimile and in electronic format with the U.S. Securities and Exchange Commission (the "Commission"), the Company's response to the Commission's comment letter of June 30, 2005 relating to Amendment No. 4 to the Registration Statement on Form SB-2 for the registration of subscription rights to purchase shares of the Company's series B convertible preferred stock and warrants to purchase shares of the Company's common stock. To facilitate your review of our responses to your comments, we have attached changed pages to reflect the changes requested by the Commission in its letter of June 30, 2005. We would greatly appreciate your prompt review of these materials so that the Company's Registration Statement can be declared effective by 2:00 p.m. this afternoon, as discussed.

         To facilitate the staff's review, comments have been included in italics above the corresponding responses, and have been numbered to correspond to the paragraph numbers in the Commission's letter.

         Adjustments, page 75

         1. We note your response to prior comment 5. However, it does not appear that the disclosure was revised. Therefore, we reissue the comment.

         The word "idle" was removed in our Word version of Amendment No. 4, but the change was inadvertently not reflected in the Edgar version. We have included page 75 of the Word version of Amendment No. 4 and will ensure that the word "idle" is removed from page 75 of the Edgar version of the prospectus when the final prospectus is filed pursuant to Rule 424(b) of the Securities Act.

         Over-Subscription Right, page 81

         2. Please reconcile section 8.1 of the subscription agent agreement filed as Exhibit 99.1, which indicates that available shares will be allocated pro rata among the stockholders who over-subscribed based on the amount of each over-subscription, with your disclosure here and on the cover page that the allocation will be pro rata based on the number of shares of common stock held on the record date.

         In response to the staff's comment, the subscription agent agreement has been revised to reflect that the allocation will be pro rata based on the number of shares of common stock held on the record date. For your review, we have attached revised Section 8.1 of the subscription agent agreement, blacklined to show the revision requested by the staff. We will file the revised exhibit pursuant to Rule 462 under the Securities Act.

         Pursuant to Rule 461 of Regulation C of the Securities Act, the Company has previously filed a request with the staff of the Commission for acceleration of the effectiveness of the Registration Statement to 2:00 p.m. today, July 1, 2005.

         Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Spencer G. Feldman (212-801-9221) or Richard M. Rosier of this office (212-801-6849).

                                                  Very truly yours,


                                                  /s/Spencer G. Feldman
                                                  ------------------------------
                                                  Spencer G. Feldman

Enclosures

         Voting Rights. Holders of series B preferred stock will have the right to one vote for each share of common stock into which the series B preferred stock then held by such holders may be converted, and will vote together with the holders of common stock as a single class, except where otherwise required by law.

         Redemption. The series B preferred stock may not be redeemed by us at any time.

WARRANTS

         The following is a summary of the provisions of the warrants issuable to purchasers of series B preferred stock in this rights offering. Reference is made to the actual text of the warrant, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part, for a more complete description of the warrants.

         Exercise Price and Terms. Each warrant entitles the registered holder to purchase, at any time during the five-year period commencing from August __, 2005 to August __, 2010 that number of shares of our common stock equal to 50% of the number of shares of series B preferred stock acquired by the investor in the rights offering, at an exercise price of $.75 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to below. The holder of a warrant may exercise the warrant from time to time, in whole or in part, by surrendering the certificate representing the warrant to Corporate Stock Transfer, Inc., which is acting as the warrant agent for these warrants, with the subscription form on the back properly completed and executed, together with payment of the exercise price. No fractional shares will be issued upon the exercise of the warrants.

         Adjustments. The exercise price and the number of shares of common stock which may be purchased upon the exercise of the warrants are subject to adjustment upon the occurrence of several events, including stock dividends, stock splits, combinations or reclassifications of our common stock. Additionally, an adjustment would be made in the case of a reclassification or exchange of common stock, consolidation or merger of our company with or into another corporation (other than a consolidation or merger in which we are the surviving corporation) or sale of all or substantially all of our assets, in order to enable warrantholders to acquire the kind and number of shares of capital stock or other securities or property receivable in such event by a holder of the number of shares of common stock that might have been purchased upon the exercise of the warrant.

         Transfer Exchange and Exercise. The warrants are in registered form and may be presented to the warrant agent for transfer, exchange or exercise at any time on or prior to their expiration date five years from the date of the completion of this rights offering, at which time the warrants become wholly void and of no value. If a market for the warrants develops, the holder may sell the warrants instead of exercising them. There can be no assurance, however, that a market for the warrants will develop or continue.

         Modification of Warrants. We may make such modifications to the warrants as we deem necessary and desirable that do not adversely affect the interests of the warrantholders. We may, in our sole discretion, lower the exercise price of the warrants for a period of not less than 30 days on not less than 30 days' prior written notice to the warrantholders. Modification of the number of securities which may be purchased upon the exercise of any warrant, the exercise price and the expiration date with respect to any warrant requires the consent of two-thirds of the warrantholders. No other modifications may be made to the warrants, without the consent of two-thirds of the warrantholders.

DECEMBER 2004 PRIVATE PLACEMENT WARRANTS

As part of the closing of our December 2004 private placement of series A preferred stock, we issued five-year investor warrants to purchase a total of 465,000 shares of common stock. These investor warrants are exercisable in whole or in part until December 14, 2009 and have an exercise price per share equal to the conversion price of the series A preferred stock, subject to adjustment in the event of certain dilutive or accretive events, such as stock splits, stock combinations or the issuance of common stock or securities convertible or exercisable into common stock as a dividend in-kind. In addition, if shares of our capital stock are issued at a price which is less than $1.00 per share in any subscription rights offering we complete before December 31, 2005, then the exercise price of the warrants will be reduced to such lower price. If this subscription rights offering is completed, the dividing the Subscription Excess by the Subscription Price, up to the maximum number of shares of Series B Preferred purchasable by such Rights Offeree. The Subscription Agent, as soon as practicable after the exercise of the Rights, shall mail to such Rights Offerees any portion of the Subscription Excess not applied to the purchase of shares of Series B Preferred pursuant to the Over-Subscription Right, without interest or deduction.

                                   ARTICLE VI
                   DELIVERY OF STOCK CERTIFICATES AND WARRANTS

         6.1 DELIVERY OF STOCK CERTIFICATES. As soon as practicable after the Expiration Date, the Subscription Agent shall mail certificates representing the shares of Series B Preferred subscribed for by the holders of the Rights. The certificates shall be mailed via first class mail to the subscribers' address as shown on the reverse side of the Rights Certificate or, if none, then as listed on the Subscription Agent's register (except that the Subscription Agent shall comply with any ancillary written delivery instructions provided by any subscriber). The Subscription Agent shall maintain a mail loss surety bond protecting the Company and the Subscription Agent from loss or liability arising out of non-receipt or non-delivery of such certificates.

                                   ARTICLE VII
                          FRACTIONAL RIGHTS AND SHARES

         7.1 FRACTIONAL RIGHTS AND SHARES. No fractional Rights will be issued by the Company. A Rights Certificate may not be divided in such a manner as would permit the holders to subscribe for a greater number of shares of Series B Preferred than the number for which they would be entitled to subscribe under the original Rights Certificate. Rights Offerees, such as banks, securities dealers and brokers, who receive Rights as nominees for one or more beneficial owners shall be entitled to exercise their Rights Certificates on behalf of the beneficial owners.

                                  ARTICLE VIII
                             OVER-SUBSCRIPTION RIGHT

         8.1 OVER-SUBSCRIPTION RIGHT. If a Rights Offeree exercises his or her Basic Subscription Right in full, the Rights Offeree may subscribe for additional shares of Series B Preferred (the "Over-Subscription Right") at the Subscription Price, on a pro rata basis with Common Stockholders who also exercise Over-Subscription Rights. The Subscription Agent shall determine the number of shares of Series B Preferred subscribed for pursuant to the exercise of all Over-Subscription Rights. If sufficient shares of Series B Preferred in excess of all shares of Series B Preferred subscribed for pursuant to the regular exercise of Rights are available to satisfy all exercised Over-Subscription Rights, the Subscription Agent shall fill all such exercised Over-Subscription Rights. To the extent, however, that sufficient shares of Series B Preferred are not available to fill all such exercised Over-Subscription Rights, the shares of Series B Preferred which are available will be allocated among those electing to additionally subscribe on a pro rata basis BASED ON THE TOTAL NUMBER of SHARES OF COMMON STOCK OWNED BY SUCH OVER-SUBSCRIBING RIGHTS OFFEREES ON THE RECORD DATE. Unsubscribed Rights as of the Expiration Date may be subscribed for by those electing to exercise the Over-Subscription Right. To exercise the Over-Subscription Right, the appropriate block on the Subscription form must be